| | | | | | | | | | | | |	SONAECOM SECOND QUARTER 2006 RESULTS APRIL - JUNE

Table of Contents

1.	Message from Paulo Azevedo, CEO of Sonaecom	2
2.	Quarterly Highlights	3
3.	Consolidated Results	4
	3.1. Consolidated Income Statement	4
	3.2. Consolidated Balance Sheet	6
4.	Optimus	7
	4.1. Operational Data	7
	4.2. Financial Data	9
5.	Sonaecom Fixed	10
	5.1. Operational Data	10
	5.2. Financial Data	11
6.	Público	12
	6.1. Operational Data	12
	6.2. Financial Data	13
7.	Software and Systems Integration	14
	7.1. Operational Data	14
	7.2. Financial Data	14
8.	Other Issues	15
	8.1. Regulatory Developments	15
	8.2. Corporate Developments	15
	8.3. Looking Forward	16
9.	Additional Information	16

Note:

The consolidated financial statements, as of 30 June 2006, are subject to a Limited Review audit and have been prepared in accordance with International Financial Reporting Standards (“IAS/IFRS”), as adopted by the European Union.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

1.	Message from Paulo Azevedo, CEO of Sonaecom

In the telecoms arena, we continued to demonstrate our ability to innovate, exploiting new technological solutions and creating new market opportunities. Optimus reinforced its leadership position in Mobile Broadband with the launch of Kanguru Xpress, its internet access based on HSDPA technology and further refined its segmentation strategy with the launch of Optimus A, for residential clients with a high consumption profile. Sonaecom Fixed launched its high speed 20Mbps ADSL offer, strengthening its position as the most competitive Portuguese Telecom Operator in terms of broadband speed and pricing.

Optimus has continued to show improvements in operating profitability and FCF generation, notwithstanding the impacts of lower Mobile Termination Rates (MTRs) and higher investment in UMTS/HSDPA and innovation. Sonaecom Fixed maintained its focus on growing Broadband market share and strengthening its direct access business, acquiring in the quarter new ADSL direct services in line with expectations, as well as improving internal activation processes.

At our Software and System Integration division (“SSI”), on 30 June 2006, we completed the sale of Enabler to Wipro, one of the largest IT/IS service providers worldwide. The sale of Enabler is consistent with our shared strategic guidelines established for the SSI division of launching and growing focused IT businesses with international expansion possibilities and the ability to generate “best in class” EBITDA margins. At Enabler’s current stage of development, we believe that the integration of the company into a leading IT player will allow it to fulfil its future growth potential. The terms of the transaction imply a minimum 1.4x EV/Sales 2005 multiple and has generated a capital gain of 25.3 million euros in our June accounts. SSI has continued to invest in new high potential ventures and has participated in the quarter in the start up of a new retail software company - Profimetrics.

Público continues to face significant pressure on all its revenues streams. However, its 2Q06 EBITDA showed a significant improvement over that achieved in the 1Q06, decreasing the quarterly deviation to last year. This improvement was not sufficient to meet our goals of turning around 2005 full year performance and, to accomplish it, we will step up the ambition of our restructuring efforts.

As regards regulation, some progress was made during 2Q06 with the release of the terms and conditions of the access to the incumbent ducts. Notwithstanding this positive development, the Portuguese telecoms market continues to suffer from the lack of effective regulatory measures to overcome the incumbent’s dominant position across the fixed voice, broadband, wholesale and content markets, as well as a lack of effective competition within each one of them. The Government’s public determination to enforce separation of ownership and management of cable and copper networks is a noteworthy political development.

The Public Tender Offer for Portugal Telecom SGPS SA (PT) is progressing in line with expectations. On 17 May 2006, the Competition Authority announced that it would move into a more in depth analysis of the operation and, since then, we have submitted our proposal of remedies aimed at addressing the competition issues raised. On 24 May 2006 we acquired just over 1% of PT’s share capital to reach the minimum threshold required to obtain the right to information, as established in the Portuguese Companies Code.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

2.	Quarterly Highlights

During 2Q06, Sonaecom continued to build on the established growth platform for its telecoms business, through innovation and redefinition of markets, with a clear focus on direct voice and broadband internet services, fixed-mobile substitution and 3G data services.

Operational Highlights

OPERATING KPI’s	2Q05	2Q06	y.o.y		1Q06	1H05	1H06	y.o.y
Optimus
Customers (EOP) (’000)	2,178.6	2,430.3	11.6%		2,383.4	2,178.6	2,430.3	11.6%
Net Additions (’000)	42.9	46.9	9.3%		30.2	49.9	77.1	54.6%
Data as % Service Revenues	10.2%	13.8%	3.6	pp	13.4%	10.0%	13.6%	3.6	pp
MOU (1) (min.)	112.1	114.7	2.3%		113.7	110.4	114.2	3.4%
Sonaecom Fixed
Total Services (EOP)	256,981	327,347	27.4%		309,263	256,981	327,347	27.4%
Direct	26,443	194,240	-		153,790	26,443	194,240	-
Direct access as % Customer Revenues	31.8%	64.5%	32.7	pp	56.9%	29.6%	60.7%	31.1	pp
Sonaecom (2)
Employees	2,314.0	2,265.0	-2.1%		2,278.0	2,314.0	2,265.0	-2.1%
(1) Minutes of Use per Customer (Home is included since 4Q05); (2) Including SSI’s subsidiaries.

▪	Optimus: Customers increased by 11.6% to 2.4 million in 2Q06, compared to 2.2 million at the end of 2Q05; Data Revenues represented 13.8% of Service Revenues in the quarter, up from 10.2% in 2Q05.

▪
Sonaecom Fixed: Direct Access Services increased by 167.8 thousand to 194.2 thousand at the end of 2Q06, from 26.4 thousand, at the end of 2Q05. When compared to 1Q06, direct access services increased by 26.3%; Direct Access Revenues represented 64.5% of Customer Revenues in 2Q06, an increase of 32.7pp when compared to 2Q05.

▪	Sonaecom: total employees decreased 2.1% compared to 2Q05 and 0.6% from the previous quarter, consistent with its telecoms’ integration strategy and pursuit of greater efficiencies and productivity.

Consolidated Financial Highlights
Million euros
CONSOLIDATED FINANCIAL KPI’s	2Q05	2Q06	y.o.y		1Q06	1H05	1H06	y.o.y
Turnover	209.0	212.6	1.7%		196.9	405.9	409.5	0.9%
EBITDA	39.6	66.5	67.8%		39.0	83.6	105.5	26.2%
EBITDA Margin (%)	18.9%	31.3%	12.3	pp	19.8%	20.6%	25.8%	5.2	pp
EBIT	8.8	32.7	-		6.5	21.1	39.2	85.8%
EBT	5.7	28.5	-		3.0	15.3	31.5	105.9%
Net Results - Group Share (1)	1.2	24.1	-		0.1	5.8	24.3	-
CAPEX	23.2	134.8	-		36.1	64.6	170.9	164.5%
EBITDA - CAPEX	16.4	-68.3	-		3.0	19.0	-65.4	-
FCF (2)	1.4	-93.9	-		-18.8	-15.0	-112.8	-
(1) Net Results after Minority Interests; (2)FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

▪	Turnover reached 212.6 million euros, 1.7% above 2Q05 level, driven by growth of new services and products and notwithstanding the programmed decrease in MTRs.

▪	Consolidated Customer Revenues increased by 3.44% to 135.6 million euros in 2Q06, compared to 2Q05, driven by a 0.8% increase at Optimus and a 18.4% increase at Sonaecom Fixed.

▪
EBITDA increased by 67.8% to 66.5 million euros compared to 39.6 million euros in 2Q05, including a 25.3 million euros capital gain generated by the sale of Enabler. Excluding the impact of the capital gain, EBITDA would have increased by 4% to 41.2 million euros.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

3.	Consolidated Results

3.1.	Consolidated Income Statement

Million euros
CONSOLIDATED INCOME STATEMENT	2Q05	2Q06	y.o.y		1Q06	1H05	1H06	y.o.y
Turnover	209.0	212.6	1.7%		196.90	405.9	409.5	0.9%
Optimus	151.8	150.0	-1.2%		141.2	298.6	291.2	-2.5%
Sonaecom Fixed	38.6	49.3	27.7%		44.5	75.2	93.8	24.7%
Público	12.8	10.5	-18.0%		8.7	22.8	19.3	-15.6%
SSI	23.1	24.0	3.8%		22.1	43.2	46.1	6.9%
Other & Eliminations	-17.4	-21.2	-22.1%		-19.7	-33.9	-40.8	-20.5%
Other Revenues	1.0	27.3	-		1.3	2.3	28.5	-
Operating Costs	169.1	169.7	0.3%		157.3	321.6	327.0	1.7%
COGS	27.3	30.7	12.4%		16.0	45.0	46.7	3.7%
Network Costs (1)	59.0	61.4	4.0%		63.7	121.7	125.1	2.8%
Personnel Costs	26.5	25.9	-2.0%		27.0	52.8	52.9	0.2%
Marketing & Sales	25.5	22.6	-11.6%		19.7	43.9	42.3	-3.7%
Outsourcing Services (2)	14.9	14.7	-1.4%		16.7	28.3	31.4	10.9%
General & Administrative Expenses	11.6	11.8	1.9%		11.6	22.7	23.4	3.1%
Other Operating Costs	4.3	2.6	-39.4%		2.6	7.2	5.2	-27.3%
Provisions and Impairment Losses	1.3	3.7	183.5%		1.9	3.0	5.6	85.4%
EBITDA	39.6	66.5	67.8%		39.0	83.6	105.5	26.2%
EBITDA Margin (%)	18.9%	31.3%	12.3	pp	19.8%	20.6%	25.8%	5.2	pp
Optimus	42.4	42.5	0.2%		44.4	85.9	86.9	1.1%
Sonaecom Fixed	-2.8	-2.6	7.1%		-4.5	-4.0	-7.1	-75.2%
Público	-0.3	-0.7	-135.0%		-1.9	-0.7	-2.7	-
SSI	2.2	27.3	-		1.9	5.2	29.2	-
Other & Eliminations	-1.9	0.0	99.1%		-0.8	-2.6	-0.8	68.8%
Depreciation & Amortization	30.8	33.8	9.6%		32.5	62.5	66.3	6.0%
EBIT	8.8	32.7	-		6.5	21.1	39.2	85.8%
Net Financial Results	-3.0	-4.2	-37.5%		-3.5	-5.8	-7.7	-32.9%
Financial Income	0.8	1.3	65.1%		1.9	2.0	3.2	58.6%
Financial Expenses	3.8	5.5	43.2%		5.4	7.8	10.9	39.5%
EBT	5.7	28.5	-		3.0	15.3	31.5	105.9%
Taxes	1.3	1.1	-15.4%		-2.2	1.7	-1.1	-
Net Results	4.4	27.4	-		5.2	13.5	32.6	140.7%
Group Share	1.2	24.1	-		0.1	5.8	24.3	-
Attributable to Minority Interests	3.2	3.2	-0.4%		5.1	7.7	8.3	7.3%
(1) Network Costs = Interconnection plus Leased Lines plus Content plus Other Network Operating Costs; (2) Outsourcing Services = Customer Services plus Consultants plus Subcontracts.

Turnover
Consolidated Turnover reached 212.6 million euros in 2Q06, up 1.7% on 2Q05, notwithstanding the significant negative effect of the declining MTR’s that had an impact of 5.2 million euros on Operator Revenues in the quarter, compared to 2Q05, and the continuing fall of incoming fixed traffic. The main contributions for this positive performance came from: (i) 0.8% increase in Optimus’ Customer Revenues, which came close to offsetting the negative impact of lower MTRs on Operating Revenues; and (ii) 27.7% higher Turnover at Sonaecom Fixed driven by strong growth in Operator Revenues of 31.6% and in Customer Revenues of 18.4%, the latter driven by the performance of the direct access business.

Other Revenues
Other Revenues in the quarter reached 27.3 million euros, including a 25.3 million euros capital gain from the sale of Enabler. Other Revenues are not included within Turnover, as they are not generated by Sonaecom’s current business, but do impact Sonaecom’s EBITDAP, EBITDA, and Net Results.

Operating Costs
Total Operating Costs excluding COGS decreased 2% to 139 million euros in 2Q06 compared to 141.8 million euros in 2Q05, and represented 65.4% of Turnover in comparison to 67.8% in 2Q05. The main drivers of this decrease were: (i) lower Other Operating Costs down by 39.4%, mainly due to the reduction of the Spectrum fees per SIM card; (ii) lower Marketing & Sales costs down by 11.6% to 22.6 million euros, as a result of less active commercial and promotional activity at Optimus, given the strong marketing effort undergone during the previous 4 quarters; and (iii) lower Personnel costs and Outsourcing Services costs, down by 2% and 1.4% respectively.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

Network costs increased by 4%, driven by the increase in energy and rental costs associated with the extension of the Optimus 3G network and higher number of central offices unbundled. COGS increased by 12.4% in 2Q06 when compared to 2Q05, as a result of the expansion of the portfolio of products on offer and the higher Equipment Sales by the telecom businesses. Interconnection costs fell by 5.6% in 2Q06 compared to 2Q05 as a result of MTR reduction and notwithstanding the Traffic increase in 2Q06 at Optimus and Sonaecom Fixed when compared to 2Q05.

Provisions and Impairment Losses were 2.4 million euros higher in 2Q06 compared to 2Q05, as a result of the reinforcement of Provisions for Bad Debt, due to the deterioration in collections.

EBITDA
Consolidated EBITDA totalled 66.5 million euros in 2Q06, generating a margin of 31.3%, compared to an EBITDA of 39.6 million euros and a margin of 18.9% in 2Q05, including the 25.3 million euros capital gain from sale of Enabler. Excluding the impact of the capital gain, EBITDA would have increased by 4% to 41.2 million euros compared to 2Q05, generating a margin of 19.4%, driven by higher EBITDA contributions from Optimus and Sonaecom Fixed.

Net Profit
Depreciation and Amortization charges increased by 9.6% in 2Q06, from 30.8 million euros in 2Q05 to 33.8 million euros, explained by the higher asset base resulting primarily from the extension of Optimus’ UMTS/HSDPA network, and by the investments in the network to support ULL broadband.

Net Financial Charges increased by 1.2 million euros compared to 2Q05, mainly due to the higher average Gross Debt resulting from the 150 million euros bond issue completed in June 2005, and to the increase in Euribor rates by 25 basis points as at December 2005, with the consequent increase in Financial Expenses by 43.2% to 5.5 million euros, compared to 3.8 million euros in 2Q05. Treasury applications and associated Income decreased in 2Q06, as a result of the decrease in liquidity in the quarter mainly explained by the acquisition of just over 1% of PT’s share capital.

Taxes in 2Q06 showed a charge of 1.1 million euros, compared to a charge of 1.3 million euros in 2Q05, which comprises a current tax cash charge of 0.3 million euros and movements in deferred tax assets that generated a net charge of 0.8 million euros.

Due to the higher level of EBITDA in the quarter, Net Results before Minorities were positive 27.4 million euros, up from positive 4.4 million euros in 2Q05. Excluding the capital gain from the sale of Enabler, Net Results before Minorities would have decreased to 2.1 million euros, mainly explained by the 3 million euros higher Depreciation charges in the quarter compared to 2Q05. Net Results Group Share were positive 24.1 million euros, up from a positive 1.2 million in 2Q05.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

3.2.	Consolidated Balance Sheet

Million euros
CONSOLIDATED BALANCE SHEET	2Q05		2Q06		y.o.y		1Q06		1H05		1H06		y.o.y
Total Assets	1,174.9		1,481.9		26.1%		1,456.1		1,174.9		1,481.9		26.1%
Non Current Assets	761.1		1,111.7		46.1%		1,016.5		761.1		1,111.7		46.1%
Tangible and Intangible Assets	644.2		648.1		0.6%		654.3		644.2		648.1		0.6%
Goodwill	41.2		282.0		-		285.6		41.2		282.0		-
Investments	1.9		108.8		-		2.1		1.9		108.8		-
Deferred Tax Assets	67.8		67.9		0.1%		68.8		67.8		67.9		0.1%
Others	6.1		5.0		-17.8%		5.7		6.1		5.0		-17.8%
Current Assets	413.8		370.2		-10.5%		439.7		413.8		370.2		-10.5%
Trade Debtors	134.1		142.5		6.3%		136.4		134.1		142.5		6.3%
Liquidity	180.1		96.0		-46.7%		190.2		180.1		96.0		-46.7%
Others	99.5		131.7		32.3%		113.1		99.5		131.7		32.3%
Shareholders’ Funds	443.3		716.9		61.7%		692.1		443.3		716.9		61.7%
Group Share	262.6		596.6		127.2%		571.9		262.6		596.6		127.2%
Minority Interests	180.7		120.3		-33.4%		120.2		180.7		120.3		-33.4%
Total Liabilities	731.6		765.0		4.6%		764.1		731.6		765.0		4.6%
Non Current Liabilities	469.8		491.6		4.6%		485.7		469.8		491.6		4.6%
Bank Loans	453.2		458.3		1.1%		457.1		453.2		458.3		1.1%
Other Loans	1.7		0.0		-100.0%		0.0		1.7		0.0		-100.0%
Provisions for Other Liabilities and Charges	2.8		14.1		-		9.1		2.8		14.1		-
Others	12.1		19.2		58.8%		19.5		12.1		19.2		58.8%
Current Liabilities	261.8		273.4		4.4%		278.4		261.8		273.4		4.4%
Bank Loans	0.8		0.7		-13.6%		0.4		0.8		0.7		-13.6%
Trade Creditors	127.6		132.1		3.6%		145.8		127.6		132.1		3.6%
Others	133.4		140.6		5.4%		132.2		133.4		140.6		5.4%
CAPEX	23.2		134.8		-		36.1		64.6		170.9		164.5%
CAPEX as % of Turnover	11.1%		63.4%		52.3	pp	18.3%		15.9%		41.7%		25.8	pp
EBITDA - CAPEX	16.4		-68.3		-		3.0		19.0		-65.4		-
FCF (1)	1.4		-93.9		-		-18.8		-15.0		-112.8		-
Gross Debt	459.7		462.8		0.7%		461.8		459.7		462.8		0.7%
Net Debt	279.5		366.8		31.2%		271.7		279.5		366.8		31.2%
Net Debt/ EBITDA last 12 months	1.5	x	2.1	x	0.6	x	1.8	x	1.5	x	2.1	x	0.6	x
EBITDA/Interest Expenses (2)	16.0	x	16.2	x	0.2	x	10.0	x	16.3	x	13.2	x	-3.1	x
Debt/(Debt + Shareholders’ Funds)	50.9%		39.2%		-11.7	pp	40.0%		50.9%		39.2%		-11.7	pp
(1) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs ; (2) Interest Cover.

CAPEX
Consolidated CAPEX was 134.8 million euros in 2Q06, including the 105.9 million euros cost of acquiring approximately 11.3 million shares of PT at an average price of 9.38 euros per share. Excluding the impact of this transaction, Consolidated CAPEX would have reached 28.9 million euros, 24.7% higher than in 2Q05 and representing 13.7% of Turnover. This underlying level of CAPEX was consistent with Sonaecom’s stated growth strategy and reflected investment in the deployment of the UMTS and HSDPA network, and in the roll-out of the wireline Next Generation Network, namely investments related with customer growth in the ULL broadband business.

Of total CAPEX, excluding the acquisition of PT shares, 35.4% was invested in the deployment of UMTS/HSDPA network, 15.3% was invested in the network to support ULL broadband, 17% was related to Information Technology/Information Systems investments and 1.7% was capitalized Triple Play development costs.

FCF

Million euros
LEVERED FREE CASH FLOW	2Q05	2Q06	y.o.y	1Q06	1H05	1H06	y.o.y
EBITDA-CAPEX	16.4	-68.3	-	3.0	19.0	-65.4	-
Change in WC	-1.4	-21.2	-	-28.2	-11.2	-49.5	-
Non Cash Items & Other	-11.4	-1.3	88.8%	9.0	-17.8	7.7	-
Operating Cash Flow	3.6	-90.9	-	-16.3	-10.0	-107.2	-
Financial results	-1.9	-2.8	-45.8%	-2.1	-4.1	-4.9	-21.4%
Income taxes	-0.3	-0.3	12.4%	-0.4	-0.9	-0.7	27.7%
FCF	1.4	-93.9	-	-18.8	-15.0	-112.8	-

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

Consolidated FCF in 2Q06 was negative 93.9 million euros, mainly explained by the 105.9 million euros investment in acquiring PT shares, and notwithstanding the proceeds from the sale of Enabler. Excluding these extraordinary impacts, FCF would have been negative 9.3 million euros compared to a positive 1.4 million in 2Q05. This performance is mainly due to higher level of CAPEX and higher investment in working capital.

Capital Structure
Consolidated Gross Debt at the end of June 2006 stood at 462.8 million euros, similar to the level in June 2005. These figures include the 150 million euros unsecured privately placed bond issue completed in June 2005. Consolidated liquidity decreased by 84.1 million to 96 million euros, compared to 180.1 million euros at the end of 2Q05, reflecting the use of liquidity to acquire the 1% in PT and the cash inflow from the sale of Enabler. Consolidated Net Debt as at 2Q06 stood at 366.8 million euros, an increase of 87.3 million euros compared to the end of 2Q05 and 115.2 million euros compared to 4Q05.

At the end of 2Q06 and compared to end 4Q05, Leverage or Net Debt to annualised EBITDA deteriorated to 2.1x from 1.6x, Gearing or Debt to Equity improved marginally to 39.2% from 39.9%, while Interest Cover improved to 16.2x, from 8.9x. Excluding the capital gain and the proceeds from the sale of Enabler, Leverage would have deteriorated to 2.5x, Gearing would have deteriorated marginally to 40.1%, while Interest Cover would have improved to 10.0x.

Net Debt at Sonaecom SGPS stood at 182.8 million euros at the end of 2Q06, reflecting a total cash position of 45.2 million euros, external debt of 146.4 million euros and treasury applications made by subsidiaries with Sonaecom of 81.7 million euros.

4.	Optimus

4.1.	Operational Data

OPTIMUS OPERATIONAL KPI’s	2Q05	2Q06	y.o.y		1Q06	1H05	1H06	y.o.y
Customers (EOP) (’000)	2,178.6	2,430.3	11.6%		2,383.4	2,178.6	2,430.3	11.6%
% Pre-paid Customers	81.9%	80.3%	-1.7	pp	80.9%	81.9%	80.3%	-1.7	pp
Active Customers (1)	1,736.4	1,922.5	10.7%		1,890.1	1,723.2	1,906.3	10.6%
Net Additions (’000)	42.9	46.9	9.3%		30.2	49.9	77.1	54.6%
Data as % Service Revenues	10.2%	13.8%	3.6pp		13.4%	10.0%	13.6%	3.6	pp
Total #SMS/month/user	29.5	52.0	76.2%		49.2	27.8	50.4	81.4%
MOU (2) (min.)	112.1	114.7	2.3%		113.7	110.4	114.2	3.4%
ARPU (euros)	21.9	19.4	-11.4%		19.3	22.0	19.4	-12.1%
ARPM (3) (euros)	0.20	0.17	-13.4%		0.17	0.20	0.17	-15.0%
CCPU (4) (euros)	16.5	14.8	-10.1%		14.4	16.4	14.6	-10.6%
SAC&SRC (5) ( ’000 000 euros)	26.1	24.8	-5.0%		18.7	46.6	43.5	-6.6%
Employees (6)	1,042	1,054	1.2%		1,067	1,042	1,054	1.2%
(1) Active Customers with Revenues generated on last 90 days; (2) Minutes of Use per Customer (Home is included since 4Q05); (3) Average Revenue per  Minute; (4) Cash Cost per Customer = Total Operational Costs per Customer less Equipment Sales; (5) Total Acquisition & Retention Costs; (6) Includes Shared  Services Division.

Optimus’ investments in commercial activity focused on innovation and growth initiatives continued to show positive results in terms of Customer growth and Customer Revenues, practically offsetting the phased reductions in MTRs and higher pricing competition in the SME segment.

Growth Initiatives
During 2Q06, Optimus maintained its focus on innovation, focused on increasing profitability with the growth of UMTS data services, more refined segmentation and extension of the addressable market. The new products launched include: (i) Kanguru Xpress, a new portable broadband internet product based on HSDPA technology priced at 39.9 euros, an upgrade of the Kanguru product with a speed up to 1.8 Mbps, 5 times faster than the 384Kbps of the original product; (ii) Optimus A, a value proposition offer targeting high end residential customers, with exclusive tariffs, free replacement handsets and higher quality customer service; and (iii) Low Cost, a roaming service targeting international travellers, with 50% cuts in tariffs and a single tariff per continent.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

Customer Base
Optimus’ customer base increased by 11.6% to 2.43 million, at the end of 2Q06, compared to 2.18 million at the end of 2Q05, with Net Additions of 46.9 thousand. Active customers at the end of 2Q06 totalled 1.92 million, which compares to 1.74 million in 2Q05, an increase of 186 thousand over 2Q05.

The new products launched, particularly Home and Kanguru, were the main drivers of Customer growth at Optimus, with Home continuing to attract new customers and being in line with internal goals and Kanguru performing ahead of expectations and pushing up data usage.

For 2Q06, Optimus Customers generated an ARPU of 19.4 euros, down from an ARPU of 21.9 euros in 2Q05, a decrease of 11.4% mainly explained by the impact of the phased reductions in MTRs and the continued decrease of incoming Fixed traffic.

Data Usage
Data Revenues represented 13.8% of Service Revenues in 2Q06, an improvement of 3.6pp over 2Q05, as the result of Optimus’ focus on GPRS and 3G data services. Total monthly SMS’s per user increased by 76.2%, accounting for 62% of total Data Revenues in 2Q06, compared to 73% in 2Q05.

Traffic
In 2Q06, total traffic(1)  was 13.5% higher than that recorded in 2Q05, with the Minutes of Use per customer increasing 2.3% to 114.7 minutes, compared to 112.1 minutes in 2Q05, mainly driven by the performance of the new products and services launched. Optimus’ Operator Revenues continued to be negatively affected by the continued reduction in fixed to mobile traffic, which decreased by 13.2% compared to 2Q05 and similar to 1Q06 incoming traffic.

Mobile Network
To support the new mobile broadband offerings and guarantee good quality of service, during 2Q06 Optimus’ continued to invest in extending its network reach and capacity, with the deployment of new UMTS sites. By the end of 2Q06, UMTS network covered almost 60% of the population with the delivery of speeds up to 384Kbps, of which 50% has been upgraded with HSDPA technology with bandwidth of up to 1.8Mbps.

New Roaming deals were reached, with Optimus’ expanding its international reach to more than 170 countries, of which 33 with 3G roaming coverage, and becoming the Portuguese mobile operator with the largest international coverage in GPRS and 3G.

(1) Total Traffic = total incoming traffic plus total outgoing traffic plus total Roaming out

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

4.2.	Financial Data

Million euros
OPTIMUS CONSOLIDATED INCOME STATEMENT	2Q05		2Q06		y.o.y		1Q06		1H05		1H06		y.o.y
Turnover	151.8		150.0		-1.2%		141.2		298.6		291.2		-2.5%
Service Revenues	139.2		136.8		-1.7%		133.7		277.8		270.5		-2.6%
Customer Revenues	97.3		98.1		0.8%		97.2		190.1		195.3		2.7%
Operator Revenues	41.9		38.7		-7.6%		36.4		87.7		75.2		-14.3%
Equipment Sales	12.6		13.2		5.0%		7.6		20.8		20.7		-0.1%
Other Revenues	6.5		9.1		39.3%		8.9		12.5		18.0		44.1%
Operating Costs	114.9		113.6		-1.1%		103.8		222.7		217.5		-2.3%
COGS	16.9		20.3		19.8%		8.8		29.3		29.0		-0.7%
Interconnection & Contents	32.6		32.5		-0.2%		31.4		69.1		63.9		-7.5%
Leased Lines & Other Network Operating Costs	10.8		11.7		8.3%		13.1		22.5		24.8		10.1%
Personnel Costs	11.9		12.1		2.0%		12.6		23.5		24.7		4.7%
Marketing & Sales	19.5		16.0		-17.8%		14.6		33.9		30.7		-9.6%
Outsourcing Services (1)	12.6		12.0		-4.8%		13.4		24.5		25.4		3.5%
General & Administrative Expenses	7.0		6.9		-0.2%		7.2		13.5		14.1		4.1%
Other Operating Costs	3.7		2.1		-42.4%		2.7		6.2		4.9		-22.2%
Provisions and Impairment Losses	1.0		3.0		195.1%		2.0		2.5		4.9		94.4%
Service Margin (2)	106.6		104.3		-2.2%		102.3		208.7		206.6		-1.0%
Service Margin (%)	76.6%		76.2%		-0.4	pp	76.5%		75.1%		76.4%		1.2	pp
EBITDA	42.4		42.5		0.2%		44.4		85.9		86.9		1.1%
EBITDA Margin (%)	27.9%		28.3%		0.4	pp	31.4%		28.8%		29.8%		1.1	pp
Depreciation & Amortization	26.7		29.3		9.4%		28.2		54.1		57.5		6.1%
EBIT	15.7		13.2		-15.5%		16.2		31.7		29.4		-7.4%
Net Financial Results	-3.1		-3.1		1.1%		-3.1		-6.6		-6.2		6.1%
Financial Income	0.4		0.8		118.1%		0.6		0.7		1.4		120.8%
Financial Expenses	3.5		3.9		11.6%		3.8		7.3		7.7		5.2%
EBT	12.5		10.1		-19.1%		13.0		25.1		23.2		-7.7%
Taxes	0.5		0.7		33.0%		-2.8		1.7		-2.1		-
Net Results	12.0		9.4		-21.5%		15.8		23.4		25.2		7.8%
CAPEX	9.9		21.2		114.8%		26.3		26.6		47.4		78.5%
CAPEX as % of Turnover	6.5%		14.1%		7.6	pp	18.6%		8.9%		16.3%		7.4	pp
EBITDA - CAPEX	32.6		21.3		-34.5%		18.1		59.3		39.4		-33.6%
FCF (3)	8.6		11.0		28.1%		2.9		19.5		13.9		-28.7%
Gross Debt	311.8		316.1		1.4%		315.2		311.8		316.1		1.4%
Net Debt	282.2		215.1		-23.8%		225.1		282.2		215.1		-23.8%
Net Debt/ EBITDA last 12 months	1.5	x	1.3	x	-0.3	x	1.3	x	1.5	x	1.3	x	-0.3	x
EBITDA/Interest Expenses	18.4	x	15.6	x	-2.8	x	18.0	x	17.4	x	16.7	x	-0.7	x
Debt/(Debt + Shareholders’ Funds)	47.4%		44.5%		-2.8	pp	45.0%		47.4%		44.5%		-2.8	pp
(1) Outsourcing Services = Customer Services plus Consultants plus Subcontracts; (2) Service Margin = Service Revenues minus Interconnection & Content Costs; (3) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

Turnover
Customer Revenues increased by 0.8% to 98.1 million euros compared to 97.3 million euros in 2Q05, mainly driven by the performance of Home and Kanguru. Service Revenues decreased by 1.7% to 136.8 million euros, as a result of the reduction in Operator Revenues of 7.6% to 38.7 million euros in 2Q06 compared to 2Q05, mainly due to lower MTRs that were reduced further as of 1 April 2006, resulting in a reduction of 5.2 million euros in Operator Revenues.

EBITDA
EBITDA in 2Q06 reached 42.5 million euros, an increase of 0.2% over 2Q05, primarily as a result of higher Customer Revenues and lower Operating Costs and despite the decrease in MTRs that led to a reduction of 1.7 million euros in EBITDA compared to 2Q05. Total OPEX net of Other Revenues excluding COGS and Marketing & Sales decreased 3.8 million euros, from 72 million euros in 2Q05 to 68.2 million euros 2Q06, reflecting Optimus’ commitment to managing costs and operating efficiencies and notwithstanding the extension of the 3G network, the portfolio of products on offer and the larger client base.

As regards other costs, Marketing and Sales Costs were down 17.8%, as a result of less active commercial and promotional activity at Optimus, given the strong marketing effort undergone during the previous 4 quarters; Outsourcing Services decreased by 4.8%, reflecting Optimus’ effort to contain operating costs; Other Operating Costs decreased by 42.4% due to the reduction of the Spectrum fees; Leased Lines and Network Costs were up by 8.3%, due to the deployment of the 3G and HSDPA network, resulting in higher number of circuits, energy and rental costs.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

Marketing & Sales including Handset Subsidization costs reached 23.1 million euros in 2Q06, 0.7 million euros less than in 2Q05, with subsidization increasing by 2.8 million euros due to price promotion campaigns on Handsets and 3G data cards.

5.	Sonaecom Fixed

5.1.	Operational Data

SONAECOM FIXED OPERATIONAL KPI’s	2Q05	2Q06	y.o.y		1Q06	1H05	1H06	y.o.y
Total Services (EOP)	256,981	327,347	27.4%		309,263	256,981	327,347	27.4%
Direct	26,443	194,240	-		153,790	26,443	194,240	-
ULL	24,501	192,063	-		151,661	24,501	192,063	-
Other	1,942	2,177	12.1%		2,129	1,942	2,177	12.1%
Indirect	230,538	133,107	-42.3%		155,473	230,538	133,107	-42.3%
Voice	124,668	67,770	-45.6%		76,277	124,668	67,770	-45.6%
Internet Broadband	15,229	13,486	-11.4%		14,103	15,229	13,486	-11.4%
Internet Narrowband	90,641	51,851	-42.8%		65,093	90,641	51,851	-42.8%
Total Accesses (1)	n.a.	248,116	n.a.		199,870	n.a.	248,116	n.a.
PSTN/ISDN	n.a.	133,452	n.a.		106,719	n.a.	133,452	n.a.
ULL ADSL	n.a.	101,178	n.a.		79,048	n.a.	101,178	n.a.
Wholesale ADSL	n.a.	13,486	n.a.		14,103	n.a.	13,486	n.a.
Unbundled Central Offices with transmission	107	138	29.0%		138	107	138	29.0%
Unbundled Central Offices with ADSL2+	70	130	85.7%		130	70	130	85.7%
Direct access as % Customer Revenues	31.8%	64.5%	32.7	pp	56.8%	29.6%	60.7%	31.1	pp
Total Voice Traffic (’000 Min.)	308,025	348,797	13.2%		371,030	571,235	719,827	26.0%
Total Internet Traffic
Narrowband (’000 Min.)	127,049	60,661	-52.3%		78,908	266,608	139,569	-47.7%
Broadband (’000 Gigabytes)	499	2,470	-		2,044	793	4,514	-
Employees	275	174	-36.7%		170	275	174	-36.7%
(1) Reporting criteria according to Anacom standard: ISDN services equivalent to 2 or 30 accesses depending on whether they are basic rate (BRI) or primary rate (PRI); Accesses do not include indirect voice or narrowband services and data and wholesale services.

Sonaecom Fixed continued to expand its ADSL services over ULL, reinforcing its transformation to a direct access business with its current double play offering, which now accounts for approximately 60% of Total Services. It has also continued its efforts to lead in the ADSL market, offering both leading products and price competitiveness in the market.

Growth initiatives
Sonaecom Fixed launched a new value added Broadband service, offering up to 20Mbps for a bundled voice and internet service priced at 34.9 euros per month. This new service replaced the previous 16Mbps offer, providing more bandwidth at a very attractive price. With the same purpose, there was also a replacement of the previous 2 Mbps offer with 4Mbps, at the same price of 29.9 euros and unlimited voice calls to the fixed national network during night time.

During April, Sonaecom Fixed increased its Triple Play pilot offer to all its double play clients in selected areas, offering them 4 IPTV packages, with the option to subscribe additional channels and premium channels and including Video on Demand services. Although this service is being commercialized to all eligible double play customers, it is still based on a low scale promotional effort.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

Customer Base
At the end of 2Q06, Sonaecom Fixed Total services amounted to 327.3 thousand, an increase of 27.4% compared to 2Q05 and 5.9% over the previous quarter. The acquisition of direct access services more than compensated for the decline in indirect access customers, with total Direct Services representing close to 59% of Sonaecom Fixed Customer base in 2Q06, compared to 10% in 2Q05, and to 50% in 1Q06. Average ULL monthly activation rate exceeded 13 thousand services in 2Q06.

Traffic
Sonaecom Fixed voice traffic increased by 13.2% in 2Q06 to 348.8 million minutes compared to 308 million minutes in 2Q05, as a result of the growth in Wholesale traffic by 14.5%, and the increase of Direct Voice traffic by 157%, more than compensating the decrease of the indirect voice traffic of 41%.

5.2.	Financial Data

Million euros
SONAECOM FIXED INCOME STATEMENT	2Q05		2Q06		y.o.y		1Q06		1H05		1H06		y.o.y
Turnover	38.6		49.3		27.7%		44.5		75.2		93.8		24.7%
Service Revenues	38.6		48.2		25.0%		44.5		75.2		92.7		23.3%
Customer Revenues	19.2		22.8		18.4%		22.0		38.6		44.8		16.0%
Direct Access Revenues	6.1		14.7		140.9%		12.5		11.4		27.2		138.9%
Indirect Access Revenues	12.8		7.8		-39.3%		9.2		26.4		16.9		-36.0%
Other	0.4		0.3		-14.5%		0.3		0.7		0.6		-21.3%
Operator Revenues	19.3		25.4		31.6%		22.5		36.6		48.0		31.1%
Equipment Sales	0.0		1.0		-		0.0		0.0		1.1		-
Other Revenues	0.9		1.0		9.1%		1.4		1.7		2.5		48.6%
Operating Costs	42.2		52.2		23.7%		50.6		80.8		102.9		27.4%
COGS	0.0		1.2		-		0.0		0.0		1.2		-
Interconnection	19.9		24.9		25.0%		25.8		37.3		50.7		35.8%
Leased Lines & Other Network Operating Costs	6.2		8.0		29.5%		7.8		13.2		15.9		19.9%
Personnel Costs	3.3		2.1		-35.7%		2.7		6.9		4.8		-29.8%
Marketing & Sales	4.6		5.4		16.3%		4.5		7.6		9.9		29.1%
Outsourcing Services (1)	5.6		8.2		45.4%		7.6		10.7		15.8		48.0%
General & Administrative Expenses	2.3		2.1		-9.6%		2.1		4.6		4.2		-7.5%
Other Operating Costs	0.3		0.4		11.3%		0.1		0.5		0.4		-13.9%
Provisions and Impairment Losses	0.1		0.6		-		-0.2		0.1		0.4		185.5%
Service Margin (2)	18.7		23.3		25.1%		18.7		37.9		42.1		11.0%
Service Margin (%)	48.3%		48.4%		0	pp	42.1%		50.4%		44.8%		-5.5	pp
EBITDA	-2.8		-2.6		7.1%		-4.5		-4.0		-7.1		-75.2%
EBITDA Margin (%)	-7.2%		-5.2%		1.9	pp	-10.1%		-5.4%		-7.5%		-2.2	pp
Depreciation & Amortization	3.3		4.1		24.9%		3.8		6.9		7.9		15.0%
EBIT	-6.0		-6.7		-10.3%		-8.3		-10.9		-15.0		-37.3%
Net Financial Results	-0.5		-0.8		-44.8%		-0.5		-0.9		-1.3		-36.0%
Financial Income	0.1		0.0		-65.7%		0.0		0.3		0.1		-70.1%
Financial Expenses	0.7		0.8		22.2%		0.5		1.2		1.4		13.8%
EBT	-6.6		-7.4		-13.1%		-8.8		-11.9		-16.3		-37.2%
Taxes	0.0		0.0		-27.8%		0.0		-1.0		0.0		-
Net Results	-6.6		-7.4		-13.0%		-8.8		-10.9		-16.3		-49.3%
CAPEX	8.5		7.4		-12.4%		8.7		13.0		16.1		24.1%
CAPEX as % of Turnover	22.0%		15.1%		-6.9	pp	19.5%		17.2%		17.2%		-0.1	pp
EBITDA - CAPEX	-11.3		-10.0		11.1%		-13.2		-17.0		-23.2		-36.2%
FCF (3)	-4.3		-17.4		-		-18.7		-13.0		-36.1		-177.1%
Gross Debt	60.2		87.1		44.7%		71.4		60.2		87.1		44.7%
Net Debt	47.1		86.7		84.2%		69.5		47.1		86.7		84.2%
Net Debt/ EBITDA last 12 months	-29.5	x	-4.9	x	24.6	x	-3.9	x	-29.5	x	-4.9	x	24.6	x
EBITDA/Interest Expenses	-4.7	x	-3.2	x	1.5	x	-8.4	x	-3.9	x	-5.2	x	-1.3	x
Debt/(Debt + Shareholders’ Funds)	68.9%		94.4%		25.4	pp	84.9%		68.9%		94.4%		25.4	pp
(1) Outsourcing Services = Customer Services plus Consultants plus Subcontracts; (2) Service Margin = Service Revenues minus Interconnection Costs; (3) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

Turnover
Turnover in 2Q06 totalled 49.3 million euros, an increase of 27.7% over 2Q05, mainly driven by the significant increase in Direct Access Revenues up 140.9% and Wholesale Revenues up 31.6%, which represented 30.5% and 52.7% of Service Revenues, compared to 15.8% and 50% in 2Q05, respectively. The increased proportion of Direct Access Revenues within total Turnover reflects the shift in strategy initiated, at end of 2004 and on going in 2005 and 2006. Direct Access Revenues accounted for 64% of Customer Revenues in the quarter.

EBITDA
Sonaecom Fixed generated an EBITDA loss of 2.6 million euros, compared to a negative 2.8 million euros in 2Q05 and negative 4.5 million euros in the previous quarter, an improvement mainly explained by the performance of the ULL direct business, starting to compensate the investment effort on direct broadband growth. Notwithstanding this performance, Sonaecom Fixed continued with its aggressive push into Direct Access Broadband services, resulting in: (i) increased Marketing & Sales costs by 16.3% to 5.4 million euros compared to 4.6 million euros in 2Q05, as a result of the higher commissions related with the significant level of customer acquisitions; (ii) increased Outsourcing Services by 45.4% compared to 2Q05, driven primarily by the impact of Outsourcing to Optimus Shared Services the Network and ISP services; (iii) higher Network costs due to the number of Central Offices unbundled; (iv) higher Interconnection costs that increased by 25% due to higher ULL related Set-Up costs and Monthly Fees, reflecting the larger direct Access Customer base and the increased Voice Traffic in 2Q06 compared to 2Q05; and (v) margin loss of churned indirect voice and dialup Internet users. Personnel Costs reduced by 35.7%, explained by the integration of Sonaecom Fixed technical team of 110 employees into Optimus’ shared services technical structure.

6.	Público

6.1.	Operational Data

PÚBLICO OPERATIONAL KPI’s	2Q05	2Q06	y.o.y		1Q06	1H05	1H06	y.o.y
Average Paid Circulation (1)	48,672	47,506	-2.4%		44,781	48,923	46,145	-5.7%
Market Share of Advertising (%)	15.4%	15.0%	-0.4	pp	15.6%	15.0%	15.4%	0.4	pp
Employees	362	351	-3.0%		354	362	351	-3.0%
(1) Estimated value updated in the following quarter.

Público had another challenging quarter and continued to perform below expectations in its top line and profitability. However, measures have been taken to address the problem and turn around the current performance.

Público’s average paid circulation decreased by 2.4%, from an average level of 48,672 units in 2Q05 to 47,506 units in 2Q06, continuing to suffer from the competitive pressures of tabloid newspapers and free newspapers, as well as the reduction of the size of the press market. According to the latest market figures available, the press market average paid circulation reduced by 18 thousand units in 1Q06 when compared to 1Q05, a declining trend that is expected to continue. Público’s advertising market share was impacted by circulation performance, reaching 15% in 2Q06, down 0.4pp when compared to 2Q05.

During the quarter, Público reoriented its strategy in relation to associated products, focusing on higher margin collections and shared deals to reduce risk. It also continued the effort to increase its offline subscriptions base, namely by implementing door to door distribution in five major Portuguese districts, and online subscription base, where Público is already market leader in both visits and Revenues.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

6.2.	Financial Data

Million euros
PÚBLICO CONSOLIDATED INCOME STATEMENT	2Q05		2Q06		y.o.y		1Q06		1H05		1H06		y.o.y
Turnover	12.85		10.53		-18.0%		8.72		22.82		19.25		-15.6%
Advertising Sales (1)	5.02		4.44		-11.6%		3.43		8.91		7.87		-11.6%
Newspaper Sales	3.19		3.19		0.1%		2.95		6.26		6.14		-1.9%
Associated Product Sales	4.64		2.90		-37.5%		2.35		7.66		5.25		-31.5%
Other Revenues	0.13		0.06		-55.2%		0.13		0.28		0.19		-31.9%
Operating Costs	13.19		11.33		-14.1%		10.72		23.67		22.05		-6.8%
COGS	4.59		3.11		-32.2%		2.86		7.23		5.97		-17.5%
Personnel Costs	3.49		3.56		1.9%		3.74		7.04		7.29		3.5%
Marketing & Sales	1.23		0.94		-23.4%		0.51		1.96		1.45		-26.3%
Outsourcing Services (2)	2.81		2.90		3.3%		2.79		5.32		5.69		7.1%
General & Administrative Expenses	1.07		0.76		-28.5%		0.88		2.08		1.64		-21.3%
Other Operating Costs	0.01		0.06		-		-0.04		0.03		0.02		-46.9%
Provisions and Impairment Losses	0.11		0.00		-		0.05		0.18		0.05		-73.2%
EBITDA	-0.32		-0.74		-135.0%		-1.92		-0.75		-2.66		-
EBITDA Margin (%)	-2.5%		-7.0%		-4.6	pp	-22.0%		-3.3%		-13.8%		-10.5	pp
Depreciation & Amortization	0.33		0.19		-42.6%		0.22		0.68		0.41		-39.1%
EBIT	-0.64		-0.93		-44.3%		-2.14		-1.43		-3.07		-115.7%
Net Financial Results	-0.07		-0.07		4.3%		-0.05		-0.12		-0.12		-0.9%
Financial Income	0.00		0.00		-50.0%		0.00		0.00		0.00		-50.0%
Financial Expenses	0.07		0.07		-5.6%		0.05		0.12		0.12		-0.8%
EBT	-0.71		-1.00		-39.5%		-2.19		-1.54		-3.19		-107.0%
Taxes	0.39		0.01		-98.4%		0.01		0.02		0.01		-31.3%
Net Results	-1.10		-1.00		8.8%		-2.20		-1.56		-3.20		-105.5%
CAPEX	0.40		0.05		-88.8%		0.09		0.49		0.14		-71.4%
CAPEX as % of Turnover	3.1%		0.4%		-2.7	pp	1.1%		2.1%		0.7%		-1.4	pp
EBITDA - CAPEX	-0.72		-0.79		-9.5%		-2.01		-1.23		-2.80		-126.8%
FCF (3)	-0.04		-0.78		-		-2.17		-2.49		-2.96		-18.6%
Gross Debt	6.4		6.8		6.7%		6.0		6.4		6.8		6.7%
Net Debt	5.8		6.5		11.7%		5.7		5.8		6.5		11.7%
Net Debt/ EBITDA last 12 months	17.0	x	-1.8	x	-18.8	x	-1.8	x	17.0	x	-1.8	x	-18.8	x
EBITDA/Interest Expenses	-4.6	x	-11.6	x	-6.9	x	-43.6	x	-6.8	x	-24.6	x	-17.8	x
Debt/(Debt + Shareholders’ Funds)	334.9%		561.0%		226.1	pp	435.4%		334.9%		561.0%		226.1	pp
(1) Includes Contens; (2) Outsourcing Services = Customer Services plus Consultants plus Subcontracts; (3) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

During 2Q06, Turnover decreased by 18% to 10.5 million euros, compared to 12.9 million euros in 2Q05, primarily due to the decrease in Associated Product Sales by 37.5%, explained by market competition and saturation, and by a decrease in Advertising Sales of 11.6%, given the retraction of the market Investment in press, reflection of the difficult economic outlook in Portugal.

EBITDA deteriorated to a negative 0.74 million euros, from a negative 0.32 million euros in 2Q05, mainly due to lower Advertising Sales and lower margins for Associated Products, driven by the decrease in Associated Product Sales, notwithstanding the efforts made to reduce fixed costs, namely General and Administrative Expenses. However, Público’s 2Q06 EBITDA showed a significant improvement over 1Q06 EBITDA, decreasing the quarterly deviation to last year.

An extensive review of the business is being completed in order to improve Público’s performance, mainly focused on: (i) reformulating the newspaper; (ii) redesigning the newspaper layout, with the inclusion of more colour; and (iii) rethinking organizational structure and key processes, implementing a cost cutting policy, with major reductions in fixed costs and improvement in internal processes. A task force has been created to develop this plan, including most key managers, and results are expected to materially affect Público’s performance as from the 2H06.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

7.	Software and Systems Integration

7.1.	Operational Data

SSI OPERATIONAL KPI’s	2Q05	2Q06	y.o.y		1Q06	1H05	1H06	y.o.y
IT Service Revenues/Employee (1) ( ’000 euros)	24.5	25.8	5.4%		24.1	50.2	50.0	-0.4%
Equipment Sales as % Turnover	30.1%	30.1%	-0.1	pp	26.9%	23.9%	28.6%	4.6	pp
Equipment Sales/Employee (2) ( ’000 euros)	704.1	657.6	-6.6%		543.6	1,041.5	1,201.2	15.3%
EBITDA/Employee ( ’000 euros) (3)	3.6	3.0	-15.4%		3.0	8.4	6.0	-28.5%
Employees	616	643	4.4%		645	616	643	4.4%
(1) Excluding employees dedicated to Equipment Sales; (2) Bizdirect; (3) EBITDA excluding capital gains from Enabler sale.

SSI IT Service Revenues per employee totalled 25.8 thousand euros in 2Q06, 7.1% above the previous quarter and 1.2% higher than 2Q05. Headcount increased by 4.4% to 643 compared to 616 in 2Q05, driven by the growth projects at WeDo and the resulting need for more internal consultants. WeDo Group continued to implement its Revenue Assurance product RAID in AIS Thailand, FET Taiwan and Orange France and UK, completed its project in Poland and acquired new RAID projects with AUNA, the Spanish Telecom Operator, and France Telecom. Additionally, to promote its software applications and develop close relationships with its clients, WeDo created a community of RAID clients, with its first annual RAID User Group meeting held in May 2006.

7.2.	Financial Data

Million euros
SSI CONSOLIDATED INCOME STATEMENT	2Q05		2Q06		y.o.y		1Q06		1H05		1H06		y.o.y
Turnover	23.14		24.03		3.8%		22.10		43.17		46.13		6.9%
Service Revenues	16.17		16.80		3.9%		16.16		32.84		32.95		0.3%
Equipment Sales	6.98		7.23		3.6%		5.95		10.32		13.18		27.6%
Other Revenues	0.35		26.39		-		0.53		0.70		26.91		-
Operating Costs	21.25		22.95		8.0%		20.68		38.65		43.62		12.9%
COGS	6.64		6.98		5.1%		5.71		9.84		12.70		29.1%
Personnel Costs	8.10		8.57		5.8%		7.90		15.83		16.47		4.1%
Marketing & Sales	0.18		0.27		50.8%		0.21		0.42		0.48		15.1%
Outsourcing Services (1)	3.55		3.92		10.5%		4.04		7.32		7.96		8.8%
General & Administrative Expenses	2.54		3.12		22.6%		2.75		4.89		5.86		19.9%
Other Operating Costs	0.24		0.09		-63.8%		0.07		0.36		0.16		-56.9%
Provisions and Impairment Losses	0.04		0.18		-		0.04		0.06		0.22		-
EBITDA	2.20		27.28		-		1.91		5.16		29.19		-
EBITDA Margin (%)	9.5%		113.6%		104.1	pp	8.6%		12.0%		63.3%		51.3	pp
Depreciation & Amortization	0.55		0.42		-23.8%		0.42		1.13		0.84		-25.6%
EBIT	1.64		26.86		-		1.49		4.04		28.35		-
Net Financial Results	0.32		0.16		-50.9%		0.17		0.43		0.32		-24.2%
Financial Income	0.40		0.17		-57.5%		0.27		0.63		0.44		-30.9%
Financial Expenses	0.08		0.01		-85.5%		0.10		0.21		0.11		-44.7%
EBT	1.97		27.02		-		1.66		4.46		28.68		-
Taxes	0.37		0.37		0.3%		0.58		1.01		0.95		-5.8%
Net Results	1.60		26.65		-		1.08		3.46		27.73		-
CAPEX	0.27		0.10		-62.1%		0.23		0.43		0.33		-23.5%
CAPEX as % of Turnover	1.2%		0.4%		-0.7	pp	1.0%		1.0%		0.7%		-0.3	pp
EBITDA - CAPEX	1.93		27.18		-		1.69		4.73		28.87		-
FCF (2)	2.48		22.89		-		-1.05		0.71		21.84		-
Gross Debt	6.4		0.1		-97.7%		0.3		6.4		0.1		-97.7%
Net Debt	-5.1		-32.0		-		-13.6		-5.1		-32.0		-
Net Debt/ EBITDA last 12 months	-0.6	x	-1.0	x	-0.4	x	-1.6	x	-0.6	x	-1.0	x	-0.4	x
EBITDA/Interest Expenses	32.8	x	-		-		119.4	x	41.6	x	-		-
Debt/(Debt + Shareholders’ Funds)	25.2%		0.3%		-24.8	pp	1.4%		25.2%		0.3%		-24.8	pp
(1) Outsourcing Services = Customer Services plus Consultants plus Subcontracts; (2) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

SSI Turnover increased 3.8% in 2Q06 to 24 million euros when compared to 2Q05, due to: (i) higher Service Revenues, increasing by 3.9%, mainly driven by the 5.4% increase in Service Revenues at WeDo Group when compared to 2Q05; and (ii) higher IT equipment sales, which increased by 3.6% to 7.2 million euros. Other Revenues in the quarter reached 26.4 million euros, including 25.3 million euros of capital gain with the sale of Enabler.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

SSI EBITDA, excluding the capital gain of 25.3 million euros would have decreased by 0.22 million euros to 1.98 million euros in 2Q06, from 2.2 million euros in 2Q05, mainly explained by the lower EBITDA generated by WeDo when compared to the same quarter last year.

In line with its strategic goals, SSI will continue to seek new growth opportunities, both within its current portfolio of businesses and via acquisitions. In this context, besides the growth initiatives currently being implemented at WeDo, SSI together with other individual shareholders has recently launched Profimetrics, a new IT product company based in Portugal, but with a focus on international markets, which will strive to be a leading provider of software products to the retail sector.

8.	Other Issues

8.1.	Regulatory Developments

▪
On 1 April 2006, a further reduction in MTRs became effective for all the Portuguese mobile operators, in accordance with ANACOM’s decision in February 2005. For Optimus, Fixed to Mobile termination rates decreased by 11.8% to 0.15 euros per minute, down from 0.17 euros per minute, and Mobile to Mobile and International Mobile termination rates decreased by 4% to 0.12 euros per minute, down from 0.125 euros per minute.

▪	On 13 April 2006, ANACOM approved new conditions for unbundling the local loop, namely a reduction in the monthly fee from 9.72 euros to 8.99 euros, with impact from January 2006 onwards.

▪
On 13 April 2006, ANACOM released a reference offer on the new terms and conditions of the access to PT’s concessionaire ducts, improving significantly the economics underlying the process, based on decreases in the prices charged for installation and maintenance.

▪	On 21 April 2006, ANACOM approved a price cut reducing PT’s leased lines charges on average by 14%, following the ongoing trend of declining leased lines prices seen in recent years.

8.2.	Corporate Developments

Public Tender Offer for Portugal Telecom
The bid to acquire control of Portugal Telecom SGPS SA (PT) is progressing in line with expectations. On 17 May 2006, the Competition Authority announced that it would move into an in-depth investigation of the Offer and, since that date, at the Competition Authorities’ request, Sonaecom has submitted a proposal of remedies aimed at addressing the competition issues raised.

On May 2006, Sonaecom announced the acquisition of 11.3 million PT shares, representing just over 1% of PT’s share capital, purchased at an average price of 9.38 euros per share. This financial investment of 105.9 million euros was held in order to reach the minimum threshold required to obtain the right to information, established in the Portuguese Companies Code, namely the access to PT’s shares registry book and list of shareholders.

Sale of Enabler
On 1 June 2006, Sonaecom together with all other minority shareholders in Retailbox signed a Sale & Purchase agreement for the sale of 100% of Enabler to Wipro, one of the largest IT product engineering and support service providers worldwide. On 30 June 2006, the Sale & Purchase Agreement signed was completed and the respective notary deed was executed, with the consequent exclusion of the company from the SSI and Sonaecom reporting group as of that date.

SONAECOM SECOND QUARTER RESULTS 2006/APRIL - JUNE

The consideration for this sale included an up-front cash payment on completion as well as an earn-out based on the achievement of certain agreed financial targets over a 2 year period, implying a minimum 1.4X EV/Sales and generating a total capital gain of approximately 25.3m euros in Sonaecom’s consolidated accounts.

8.3.	Looking Forward

During 2H06, operating priorities will continue to focus on growth at our telecom businesses: at Optimus, we will maintain our focus on innovating and promoting enhanced 3G services (HSDPA) and fixed-mobile substitution, while investing more on Optimus’ brand; at Sonaecom Fixed, we will keep growing direct access broadband, both existing double play and our triple play IPTV service, while improving efficiency gains and reducing activation costs. AT SSI, efforts will be focused on growing existing businesses, with particular focus on international expansion of WeDo. At Público, we will be focusing on implementing a new strategy for the newspaper that envisages a significant redesign of the newspaper, a major reduction in fixed costs and an improvement in processes.

9.	Additional Information

Consolidated Nominal Net Debt before application of IAS 39

Million euros
CONSOLIDATED NOMINAL DEBT	2Q05		2Q06		y.o.y		1Q06		1H05		1H06		y.o.y
Gross Debt	480.9		479.2		-0.4%		479.5		480.9		479.2		-0.4%
Liquidity	180.1		96.0		-46.7%		190.2		180.1		96.0		-46.7%
Net Debt	300.8		383.3		27.4%		289.3		300.8		383.3		27.4%
Net Debt/ EBITDA last 12 months	1.6	x	2.1	x	0.5	x	1.9	x	1.6	x	2.1	x	0.5	x
Debt/(Debt + Shareholders’ Funds)	52.0%		40.1%		-12	pp	40.9%		52.0%		40.1%		-12	pp

Optimus Nominal Net Debt before application of IAS 39

Million euros
OPTIMUS NOMINAL DEBT	2Q05		2Q06		y.o.y		1Q06		1H05		1H06		y.o.y
Gross Debt	329.0		329.0		0.0%		329.2		329.0		329.0		0.0%
Liquidity	29.6		101.1		-		90.1		29.6		101.1		-
Net Debt	299.4		227.9		-23.9%		239.0		299.4		227.9		-23.9%
Net Debt/ EBITDA last 12 months	1.6	x	1.4	x	-0.3	x	1.4	x	1.6	x	1.4	x	-0.3	x
Debt/(Debt + Shareholders’ Funds)	48.7%		45.5%		-3.2	pp	46.1%		48.7%		45.5%		-3.2	pp

Reconciliation of Consolidated Net Debt

Million euros		Shareholder
CONSOLIDATED NET DEBT	Debt(1)	Loans	Liquidity	Net Debt
Stand Alone Debt	462.8	229.0	184.5	507.3
Optimus	316.1	0.0	101.1	215.1
Sonaecom Fixed	0.1	87.0	0.4	86.7
Público	0.0	6.8	0.4	6.5
SSI	0.1	0.0	10.9	-10.8
Sonaecom SGPS (2)	146.4	81.7	45.2	182.8
Others	0.0	53.6	26.5	27.1
Intra-groups	0.0	229.0	88.5	140.5
Optimus	0.0	0.0	73.4	-73.4
Sonaecom Fixed	0.0	87.0	0.0	87.0
Público	0.0	6.8	0.0	6.8
SSI	0.0	0.0	8.0	-8.0
Sonaecom SGPS	0.0	81.7	6.8	74.8
Others	0.0	53.6	0.3	53.3
Total	462.8	0.0	96.0	366.8
(1) Debt= Bank Loans plus Other Financial Liabilities; (2) Sonaecom Holding Company Shareholder Loans relates to Treasury Applications from Operating Companies (Operating Companies’ Liquidity intra-group)

SAFE HARBOUR

This document may contain forward-looking information and statements, based on management’s current expectations or beliefs. Forward-looking statements are statements that are not historical facts.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation, the telecommunications industry and economic conditions; and the effects of competition. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

Although these statements reflect our current expectations, which we believe are reasonable, investors and analysts are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. You are cautioned not to put undue reliance on any forward-looking information or statements. We do not undertake any obligation to update any forward-looking information or statements.

This document does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the proposed offer (the “Offer”) for the shares of Portugal Telecom, SGPS, S.A. (“PT”), or otherwise. The Offer will be made solely by an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and the letter of transmittal and form of acceptance (the “Acceptance Forms”), which will contain details of how the Offer may be accepted. In the United States, Sonae, SGPS, S.A. (“Sonae”), and Sonaecom, SGPS, S.A. (“Sonaecom”), will be filing a Tender Offer Statement containing the Offer Document, the Acceptance Forms and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO (the “Tender Offer Statement”) and PT is expected to file a Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC after the Offer Document is made available to PT shareholders. Free copies of the Tender Offer Statement, the Solicitation/ Recommendation Statement and the other related documents to be filed by Sonae or Sonaecom and PT in connection with the Offer will be available from the date the Offer Document is made available to PT shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and the Acceptance Forms will be made available by Sonaecom or its duly designated agent to all PT shareholders at no charge to them. PT shareholders are strongly advised to read the Offer Document and the Acceptance Forms, and any other relevant documents filed with the SEC, as well as amendments and supplements to those documents because they will contain important information. PT shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

Unless otherwise determined by Sonae and/or Sonaecom and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Australia, Canada or Japan. Accordingly, unless otherwise determined by Sonae and/or Sonaecom and permitted by applicable law and regulation, neither copies of this document nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

Notwithstanding the foregoing, Sonae and/or Sonaecom retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation. The availability of the Offer to persons not resident in Portugal or the United States may be affected by the laws of the relevant jurisdiction.

Persons who are not resident in Portugal or the United States should inform themselves about and observe any applicable requirements.

The Offer will be made by Sonae and/or Sonaecom and (outside the United States) by Banco Santander de Negócios Portugal, S.A., on its or their behalf.

Report available in Sonaecom’s institutional website
www.sonae.com

Media and Investor Contacts

Isabel Borgas
Public Relations Manager
isabel.borgas@sonae.com
Tel: 351 93 100 20 20

Patrícia Mendes
Investor Relations Manager
patricia.mendes@sonae.com
Tel: 351 93 100 22 23

Sonaecom SGPS, SA
Rua Henrique Pousão, 432 - 7º piso
4460-841 Senhora da Hora
Portugal